

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Brian Doxtator
Chief Executive Officer
Commonwealth Thoroughbreds LLC
101 West Loudon Ave Suite 210
Lexington, Kentucky 40508

      Re: Commonwealth Thoroughbreds LLC
           Post Qualification Amendment No. 6 to Form 1-A
           Filed January 13, 2023
           File No. 024-11130

Dear Brian Doxtator:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services